SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of our disclosure letters we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following matters:

press release regarding the audited financial statements of the Company as at and for the year ended December 31, 2008;

record date for the Annual Meeting of Stockholders of the Company;

cash dividend declaration on the Company’s Common Capital Stock and Series V and VI Convertible Preferred Stock; and

promotion to officer rank of certain employees of the Company.

10 6

Exhibit 1

March 3, 2009

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the audited financial statements of the Company as at and for the year ended December 31, 2008.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 3, 2009

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of SEC Form 17-C with a press release attached thereto regarding the audited financial statements of the Company as at and for the year ended December 31, 2008.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL C. FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,658 As of January 31, 2009	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Page 3 of 10

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  3 March 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 1

PRESS RELEASE

2008 CONSOLIDATED CORE NET INCOME UP 8% TO P38.1 BILLION

REPORTED NET INCOME DOWN 4% TO P34.6 BILLION DUE TO EXCEPTIONAL CHARGES

EBITDA UP 6% TO P87.6 BILLION; FREE CASH FLOW AT P47.6 BILLION

TOTAL DIVIDEND OF P200 PER SHARE WITH DECLARATION OF FINAL AND SPECIAL DIVIDENDS – 100% EARNINGS PAYOUT

CELLULAR SUBSCRIBER BASE REACHES 35.2 MILLION

•         Core net income at P38.1 billion, an increase of 8% from the P35.2 billion recorded in 2007

•         Consolidated net income of P34.6 billion for 2008, 4% lower than P36.0 billion net income in 2007 due to exceptional charges to income

•         Consolidated service revenues grew by 5% year-on-year to P142.9 billion. Wireless service revenues increase 8% to P93.6 billion; Fixed line service revenues up 1% to P49.3 billion; and ePLDT service revenues improve 4% to P10.4 billion

•         Consolidated EBITDA rises 6% to P87.6 billion; consolidated EBITDA margin stable at 61% of service revenues

•         Consolidated Free Cash Flow improves to P47.9 billion for the year

•         Final dividend of P70 per share declared; in addition, special dividend of P60 per share declared bringing total dividend payout for 2008 to P200 per share representing 100% of core earnings per share

•         Cellular subscriber base surpasses 35.2 million; Talk ‘N Text now the second largest cellular brand in the country after Smart Buddy

•         Total broadband subscribers shy of 1 million mark with total revenue contribution from broadband and internet services of P11 billion, 45% higher than last year

MANILA, Philippines, 3rd March 2009 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced audited financial results for 2008 with core net income, net of exceptional items, rising to P38.1 billion, 8% over the core net income of P35.2 billion in 2007. Consolidated net profit of P34.6 billion decreased 4% from the P36.0 billion net profit reported last year. This year’s results were impacted by asset impairment charges arising largely from earlier investments in its information and communications technology business as well as losses from the foreign exchange revaluation of our financial assets and liabilities, partially offset by net gains on derivative transactions. Consolidated service revenues increased by 5% to P142.9 billion, fueled mainly by the 12% growth in data and ePLDT revenues. Consolidated EBITDA improved by 6% to P87.6 billion while EBITDA margin was stable at 61%.

Consolidated free cash flow remained strong at P47.9 billion in 2008. Consolidated capital expenditures stood at P25.2 billion for the year, slightly below the P27.0 billion guidance provided earlier in the year. The P1.8 billion difference is due mainly to certain rescheduled maintenance programs in the Fixed line business and will be carried over into 2009.

Exhibit 1

The Group’s consolidated debt balance as of 31st December 2008 stood at US$1.6 billion with net debt at approximately US$800 million. Net debt to EBITDA and net debt to free cash flow ratios stood at 0.4 times and 0.8 times, respectively. The Company’s debt maturities are well spread out, with the bulk of debt repayments due in and after 2013. About 78% of consolidated debt are US$-denominated with 33% of total debt hedged. The Group’s cash and short-term securities are invested primarily in bank placements and government securities.

Earlier today, the Company’s Board of Directors declared a final dividend of P70 per share, fulfilling the Company’s commitment to pay out a minimum ratio of 70% of core earnings. In addition, the Board approved a special dividend of P60 per share. Added to the previously paid interim dividend of P70 per share paid in March 2008, total dividends for the year will amount to P200 per share, representing a payout of 100% of 2008 core earnings, similar to 2007’s payout ratio. Total dividend payments for 2008 will total P37.5 billion.

“We are immensely pleased to have been able to fulfill our regular dividend commitment but more than this, to be able to declare a special dividend as well. The final dividend of P70 per share and the special dividend of P60 per share bring total dividends for 2008 to P200 per share, inclusive of the interim dividend of P70 per share paid earlier. This 100% dividend payout of Core EPS for the second year in a row is made possible by our continued record earnings and robust cashflows,” stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Continued Strength

Consolidated wireless service revenues rose to P93.6 billion for 2008, 8% higher than the P86.5 billion realized last year. Cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”) have consistently maintained their respective solid performances.

Consolidated wireless EBITDA improved by 10% to P60.6 billion this year from P55.3 billion last year. EBITDA margin increased slightly to 65%.

The PLDT Group’s total cellular subscriber base for 2008 grew to 35.2 million subscribers. Smart’s prepaid and postpaid brands recorded net additions of approximately 560,000 subscribers to end 2008 with 20.9 million subscribers. On the other hand, Talk ‘N Text added an industry-leading 4.6 million subscribers to end the year with 14.3 million subscribers, making Talk ‘N Text the second leading cellular brand in the country, second only to Smart’s Buddy brand. Together, Smart and Piltel maintained their leading market share in terms of both revenues and subscribers.

Despite having achieved 99% network coverage geographically several years back, network investments still made up the bulk of wireless capital expenditures which totaled P16.7 billion in 2008. 2G network capacity is continually being expanded while the rollout of the 3G and HSPA networks has been accelerated as demand shows no sign of deceleration.

“Our core businesses continue to grow despite the global recession but we have no intention of sitting on our laurels. We are fully aware of the extent of the situation and will keep a watchful eye on issues that may affect us," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Exhibit 1

SmartBro, Smart’s wireless broadband service – through its wholly-owned subsidiary Smart Broadband, Inc. - showed no signs of abating as its wireless broadband subscriber base grew 81% to reach 547,000 at the end of 2008. Postpaid broadband subscribers grew 40% to 423,000 while the prepaid service, which was launched only at the end of March 2008, already totaled 124,000. Wireless broadband revenues grew at a similar 81% pace to P4.3 billion, a significant improvement over the P2.4 billion recorded in 2007. SmartBro expects to carry this momentum through into 2009 with the launch of its HSPA service at the end of the first quarter.

“Via wireless broadband, Smart is once again doing what it does best, this time playing a leading global role in bringing the internet within the reach of ordinary people. With the imminent launch of our 850 MHz HSPA network, the first in the region, our subscribers will soon have a faster, easier and richer broadband experience on their cellular phone, PC, or any mobile internet device anywhere, anytime, at affordable rates,” added Orlando B. Vea, Chief Wireless Adviser of Smart.

PLDT Fixed Line: Transformation Underway

Fixed Line service revenues increased 1% to P49.3 billion in 2008 from P48.6 billion last year as gains in data revenues, both from corporate data and residential DSL services, were attenuated by declines in other segments of the business. Revenues in local exchange and national long distance were down 2% while ILD revenues continued to weaken as our dollar-linked revenues were adversely impacted by the 4% average appreciation of the U. S. dollar/peso exchange rate in 2008 as well as lower termination rates and call volumes. Fixed Line revenues would have improved another 1% year-on-year if foreign exchange rates had remained stable.

Fixed Line subscribers grew 3% to 1.8 million on the back of new initiatives on both the corporate, SME and retail fronts. Subscribers to PLDT Landline Plus (“PLP”), a fixed-wireless telephone service that uses a combined fixed/wireless platform in the delivery of fixed line voice and data services, now number close to 126,000. Programs to reduce churn, such as ask-PLDT, were also introduced. PLDT Business Solutions continued to provide bundled packages to its corporate customers addressing their hardware, software and telecommunications requirements. Our SME unit has made inroads in capturing a significant share in a growing segment of the market estimated at over 600,000 active enterprises.

Retail DSL continued its strong performance as broadband subscribers grew by over 168,000 to 432,000 at the end of 2008 from 264,000 at the end of 2007. PLDT DSL generated P5.4 billion in revenues for 2008, up 38% from P3.9 billion in 2007, accounting for about 50% of the PLDT Group’s broadband and internet revenues for the year.

Fixed Line EBITDA in 2008 declined to P25.8 billion due to higher cash operating expenses associated with business expansion. As a result, EBITDA margin decreased to 52% for the year.

"Our focus on the Fixed Line business remains centered on customer service and we are implementing this on all fronts – from upgrading our network components, reorganizing our teams and improving our front line performance," declared Nazareno.

Exhibit 1

ePLDT: Managing Challenges

ePLDT, the Group’s information and communications technology arm, reported service revenues of P10.4 billion for 2008, a 4% increase from the P10.1 billion recorded last year. ePLDT’s revenues and performance reflected the adverse impact of the average appreciation of the peso, as approximately 78% of its service revenues are denominated in U. S. dollars. While ePLDT’s EBITDA fell to P1.0 billion in 2008 compared with P1.1 billion last year, its EBITDA for the fourth quarter showed signs of improvement as it grew 14% to P364 million compared with the same period in 2007. 2008 EBITDA margin declined correspondingly to 10% compared with 11% in 2007; however, EBITDA margin for the fourth quarter was up to 13% compared with 7% in the third quarter. ePLDT’s revenues account for 7% of PLDT’s consolidated revenues.

Consolidated customer interaction services (more commonly known as “call center”) revenues grew 4% to P3.4 billion despite the appreciation of the peso. ePLDT Ventus, the umbrella brand for ePLDT’s customer interaction business, now operates seven customer interaction service facilities with combined seats of close to 6,600 and an employee base of over 7,100.

SPi Technologies, Inc. (“SPi”), ePLDT’s knowledge processing arm (also known as business process outsourcing or “BPO”), generated revenues of P5.3 billion in 2008. At the end of 2008, SPi chose to wind down the operations of its electronic data discovery business (EDD) in its legal vertical. EDD has been underperforming as a result of recent changes in business fundamentals and challenging market conditions. SPi will continue to provide other offerings to the legal industry such as legal coding, which will now be consolidated into the publishing vertical. Revenues in the publishing and medical billing verticals continue to be broadly in line with expectations. In addition to the Philippines and the USA, SPi has operations in India and Vietnam.

“The decision to wind down our legal vertical was a difficult but necessary one. While our medical transcription vertical is also being rationalized, we are encouraged by the solid performances of our publishing and medical billing businesses. Our Vitro data center also continues to thrive and we expect to see continuing margin improvement in 2009,” said Ray C. Espinosa, ePLDT President and CEO.

PLDT at 80 – Changing Lives

“With the world’s economies and financial markets continuing their free fall, we in the Philippines have managed not only to stay afloat but, in PLDT’s case, have even moved ahead. We do expect that it will be only a matter of time before the tide of global recession reaches our shores and exerts pressure on all businesses. Our core profit guidance for 2009 of P40 billion reflects this cautious impression of prospects. On the other hand, our guidance for capital expenditures is at P27 billion – reflecting our vision that precisely in this time of challenges, the opportunity to invest in our long-term future becomes more attractive. That said, our capital expenditures are, as always, scalable and can be accelerated or reduced as the market situation dictates. This level of investment should be regarded as our vote of confidence in the future - the future of both PLDT and the Philippines. We have placed our bets on this country before, and we will continue to invest in opportunities that will contribute to our nation’s growth and our people’s prosperity. That faith has, so far, been richly rewarded,” concluded Pangilinan.

Page 8 of 10
###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

March 3, 2009

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

March 3, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,658 As of January 31, 2009	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU
______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 3 March 2009

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

___________________________________________________________

___________________________________________________________

___________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose the following:

1. The Annual Meeting of Stockholders of Philippine Long Distance Telephone Company (the “Company”) will be held on June 9, 2009 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”).

2. At the meeting of the Board of Directors of the Company (the “Board”) held on March 3, 2009:

(a) The Board fixed April 13, 2009 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. The transfer books of the Company will not be closed.

The Board confirmed that, in accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 10, 2009.

(b) The Board declared the following cash dividends out of the Company’s audited unrestricted retained earnings as at December 31, 2008, which is sufficient to cover the total amount of dividends declared:

a. Regular dividend of P70.00 per outstanding share of the Company’s Common Stock, payable on April 21, 2009 to the holders of record on March 18, 2009;

b. Special dividend of P60.00 per outstanding share of the Company’s Common Stock, payable on April 21, 2009 to the holders of record on March 18, 2009;

c. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending April 15, 2009, payable on April 15, 2009, to the holders of record on March 19, 2009

d. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending April 15, 2009, payable on April 15, 2009, to the holders of record on March 19, 2009.

Page 5 of 6

Exhibit 2

(c) The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective March 3, 2009:

Name	Position
1. Juan Victor I. Hernandez	From Assistant Vice President/Head, Corporate Relationship Management B to Vice President/Head, Corporate Relationship Management B
2. Renato L. Castañeda	From Assistant Vice President/Head, Corporate Relationship Management C to Vice President/Head, Corporate Relationship Management C
3. Javier C. Lagdameo	From Assistant Vice President/Head, Corporate Relationship Management A to Vice President/Head, Corporate Relationship Management A
4. Fe M. Vidar	From Assistant Vice President/Head, Organization, Policies & Procedures Development to Vice President/Head, Organization, Policies & Procedures Development
5. Alexander S. Kibanoff	From Assistant Vice President/Head, Training, Development & Career Management to Vice President/Head, Training, Development & Career Management
6. Rafael M. Bejar	From Assistant Vice President/Head, Medical Services to Vice President/ Head, Medical Services

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 3, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 3, 2009